UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 28, 2005**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

In a press release dated October 28, 2005, First Financial announced that its Board of Directors has declared a regular quarterly cash dividend of $.24 per share. The dividend is payable November 25, 2005, to stockholders of record as of November 11, 2005.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press releases dated October 28, 2005 announcing dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: October 28, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Declaration of Dividends

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC.
INCREASES CASH DIVIDEND

Charleston, South Carolina (October 28, 2005) -- First Financial Holdings, Inc. (Nasdaq: FFCH) today announced that its Board of Directors declared a quarterly cash dividend of $.24 per share. The dividend represents a 4.3% increase over the $.23 per share dividend paid last quarter and is the eighteenth increase in cash dividends since the first was paid in February, 1986. The dividend is payable November 25, 2005 to shareholders of record as of November 11, 2005.

Commenting on the announcement, A. Thomas Hood, President and Chief Executive Officer, said, "The Company continues to achieve solid earnings, and the Board believes strongly that shareholders should share in the Company's success."

First Financial Holdings, Inc. is a unitary thrift holding company with assets of $2.5 billion. Its subsidiary, First Federal Savings and Loan Association of Charleston, operates a total of 50 offices in South Carolina located in the Charleston Metropolitan area, Horry, Georgetown, Beaufort and Florence counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage, and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, Inc., First Southeast Investor Services, Inc., and First Southeast Fiduciary and Trust Services.   For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.

- 30 -